Exhibit 1.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

UTime Limited (ROC #343571) (the “Company”)

TAKE NOTICE that at an Extraordinary General Meeting of Shareholders of the Company held on 10 November 2025, the following resolution was passed:

Approval of the amendment of the authorized share capital of the Company

It was resolved, as an ordinary resolution, that the authorized share capital of the Company be amended from US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each; and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each to US$1,000,000 divided into: (i) 9,000,000 Class A Ordinary Shares of a par value of US$0.1 each; and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each by the consolidation of the authorized Class A Ordinary Shares of par value US$0.001 each at a ratio of 100:1, such that each 100 Class A Ordinary Shares of par value US$0.001 be consolidated into one Class A Ordinary Share with a par value of US$0.1 each, having the rights and subject to the restrictions set out in the amended and restated memorandum and articles of association of the Company, the implementation and timing of such consolidation to be completed as soon as possible as determined at the discretion of the board of directors.

___________________________________

Name:

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this ____ day of November 2025